May 6, 2010

Ms. Leslie A. Overton
Associate Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-4546
Via EDGAR Correspondence

Re:  Acknowledgement and acceptance of May 5, 2010 Letter

Dear Ms. Overton,

Green Planet Group, Inc. acknowledges the receipt of your letter addressed to Company dated May 5, 2010 from your office.

The Company will comply with the guidance contained in the above referenced letter dated May 5, 2010. In addressing the issue of an amendment or modification of the Agreements, we will comply with the requirements of the SEC and generally accepted accounting principles with respect to any reporting of such changes, if any.

If any new information not previously provided comes to our attention we will provide such information to you for your consideration.

Respectfully submitted,

James C. Marshall
CFO
Green Planet Group, Inc.

GREEN PLANET GROUP, INC. ● 33747 N. Scottsdale Road, Suite 135 ●Scottsdale, AZ 85266
Phone (480) 222-6222 ● Fax (480) 222-6225